[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 7, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Joshua Samples

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Cadence Bancorporation
Draft Registration Statement Amendment on Form S-1
Filed November 12, 2014
CIK No. 0001614184

Dear Mr. Samples:

On behalf of Cadence Bancorporation, a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 19, 2014 (the “Comment Letter”) relating to the above-referenced draft submission (the “Registration Statement”). The Company is concurrently submitting its third draft of the Registration Statement (“Draft No. 3”) via EDGAR, and five courtesy copies of Draft No. 3 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Draft No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 12, 2014

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X and include unaudited financial statements for the period ended September 30, 2014 in your next pre-effective amendment.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include unaudited financial statements for the period ended March 31, 2015, as required by Rule 3-12 of Regulation S-X based on the date of the submission of Draft No. 3.

Prospectus Summary, page 1

2.	Please revise to include a subsection captioned “Authorization and Purposes of Class B and Preferred Stock” or another similar caption and include a discussion of the reasons for the Class B and Preferred. In addition, disclose any current intentions to issue and the anticipated terms.

Response: In response to the Staff’s comment, the Company has revised page 21 of the Registration Statement.

Security Ownership . . ., page 187

3.	Please consider presenting the information contained in footnote 2 in tabular format..

Response: In response to the Staff’s comment, the Company has revised pages 193-195 of the Registration Statement.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Enclosure

cc:	Via E-mail

Jerry W. Powell (Cadence Bancorporation)